Exhibit 18

February 23, 2011

Board of Directors
Tractor Supply Company
200 Powell Avenue
Brentwood, Tennessee 37027

Ladies and Gentlemen:

Note 1 of Notes to the consolidated financial statements of Tractor Supply Company included in its Form 10-K for the year ended December 25, 2010 describes a change in the method of accounting for inventory from the lower of cost, as determined by the last-in, first-out (LIFO) method, or market, to the lower of cost, as determined by an average cost method, or market. There are no authoritative criteria for determining a ‘preferable’ inventory accounting method based on the particular circumstances; however, we conclude that such change in the method of accounting is to an acceptable alternative method which, based on your business judgment to make this change and for the stated reasons, is preferable in your circumstances.

Very truly yours,

/s/ Ernst & Young LLP